UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549



                     SCHEDULE 13D

       UNDER THE SECURITIES EXCHANGE ACT OF 1934
              (AMENDMENT NO.           )*


                ADVANTAGE BANCORP, INC.
                   (Name of issuer)


             Common Stock, $.01 par value
            (Title of Class of Securities)

                       00755c100
                    (CUSIP Number)



                  Michael A. Hatfield
          Senior Vice President and Secretary
             Marshall & Ilsley Corporation
                770 North Water Street
              Milwaukee, Wisconsin  53202
                    (414)  765-7801

     (Name, Address and Telephone Number of Person
                     Authorized to
          Receive Notices and Communications)


                   November 3, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the
following box   .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marshall & Ilsley Corporation
               IRS #39-0968604

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)

                                                       (B)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

               WC*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Wisconsin

NUMBER OF      7    Sole Voting Power
SHARES              643,930*
BENEFICIALLY
OWNED BY       8    Shared Voting Power
EACH                0
REPORTING
PERSON         9    Sole Dispositive Power
WITH                643,930*

               10   Shared Dispositive Power
                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     643,930*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.6%

14   TYPE OF REPORTING PERSON
     HC

       *BENEFICIAL OWNERSHIP OF THE SHARES OF
       COMMON STOCK REPORTED HEREUNDER IS SO
       BEING REPORTED FOR CAUTIONARY PURPOSES
       SOLELY AS A RESULT OF THE STOCK OPTION
       AGREEMENT DESCRIBED IN ITEM 4 HEREOF.  THE
       OPTION GRANTED PURSUANT TO SUCH STOCK
       OPTION AGREEMENT HAS NOT YET BECOME
       EXERCISABLE.  MARSHALL & ILSLEY
       CORPORATION EXPRESSLY DISCLAIMS BENEFICIAL
       OWNERSHIP OF SUCH SHARES.

Item 1.   Security and Issuer

     The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value (the "Common Stock").

     The name and address of the principal executive offices of the issuer of the Common Stock is Advantage
Bancorp, Inc., a Wisconsin corporation (the "Company"),
5935 7th Avenue, Kenosha, Wisconsin 53140.

Item 2.   Identity and Background

     (a)-(c) and (f).  This Schedule 13D is filed for
     Marshall & Ilsley Corporation, a Wisconsin corporation ("M&I"). M&I's principal business is a bank holding company. The business address of M&I is 770 North Water Street, Milwaukee,
     Wisconsin 53202.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of M&I are set forth in Annex A hereto and are incorporated herein by reference.

     (d) and (e). During the last five years, M&I and, to the knowledge of M&I, M&I's directors and executive officers have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other
Consideration

     M&I and the Company have entered into a Stock
Option Agreement (the "Option Agreement"), dated as of
November 3, 1997, providing for the grant by the Company to M&I of an option to purchase (the "Option") up to 643,930 shares of Common Stock (subject to adjustment for certain dilutive events), but in no event in excess of 19.9% of the issued and outstanding shares of Common Stock, at an exercise price of $56.00 per share. The Option Agreement is incorporated herein by reference to Exhibit 2.2 to M&I's Current Report on Form 8-K dated November 3, 1997. The summary of the
Option Agreement contained in this Schedule 13D is qualified in its entirety to the complete text of the Option Agreement. The Option is only exercisable upon the occurrence of certain triggering and exercise events as specified in the Option Agreement, none of which have occurred as of the date of this Schedule
13D. In the event that the Option becomes exercisable, M&I will fund the exercise price (estimated at approximately $36.0 million) from working capital or through other sources, which could include borrowings.

Item 4.   Purpose of Transaction

     The Option was granted in connection with the execution and delivery of an Agreement and Plan of Merger (the "Merger Agreement") dated as of November 3,
1997 between M&I and the Company providing for the merger of the Company with and into M&I and as an inducement for M&I to enter into the Merger Agreement with the Company. The description of the Merger
Agreement contained herein is qualified by the description contained in M&I's Current Report on Form 8-
K dated November 3, 1997 and incorporated herein by reference and the complete text of the Merger Agreement which is incorporated by reference to Exhibit 2.1 of such Current Report on Form 8-K.

     The Option becomes exercisable upon the occurrence of certain triggering and exercise events as specified in the Option Agreement which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

     (a) and (b)  The Option covers 643,930 shares of
     Common Stock or approximately 16.6% of the outstanding Common Stock computed in accordance with Rule 13d-3(d)(1)(i). If the Option is exercised, shares of Company Common Stock acquired upon exercise will be acquired by M&I with sole voting and dispositive power. M&I disclaims beneficial ownership of shares of Company Common
     Stock subject to the Option until the events allowing exercise of such Option occur.

     (c) Except for the execution and delivery of the Merger Agreement and the Option Agreement, there have been no transactions by M&I and, to the knowledge of M&I, by any of M&I's directors or executive officers, with respect to Company Common
     Stock during the 60 days preceding the date of this Schedule 13D.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement and Option
Agreement incorporated by reference in this Schedule
13D, and agreements referred to or contained therein, there are no material contracts, arrangements, understandings or relationships between M&I and any other person, or, to the knowledge of M&I, among any of M&I's executive officers and directors or between any of M&I's executive officers and directors and any other person, with respect to securities of the Company.

Item 7.   Material to be Filed as Exhibits

     (a) Agreement and Plan of Merger dated as of November 3, 1997 between M&I and the Company
     (incorporated by reference to Exhibit 2.1 to M&I's
     Current Report on Form 8-K dated November 3,
     1997).

     (b)  Stock Option Agreement dated as of November
     3, 1997 between M&I and the Company (incorporated by reference to Exhibit 2.2 to M&I's Current
     Report on Form 8-K dated November 3, 1997).

                       SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November  6, 1997             MARSHALL & ILSLEY CORPORATION
     Date


                              By:/s/  Michael A. Hatfield
                                -----------------------------
                                Michael A. Hatfield,
                                Senior Vice President and Secretary

                                        ANNEX A

                INFORMATION RELATING TO
           EXECUTIVE OFFICERS AND DIRECTORS
           OF MARSHALL & ILSLEY CORPORATION


     The following is a list of the executive officers and directors of Marshall & Ilsley Corporation as of the date of this Schedule 13D. To the knowledge of Marshall & Ilsley, all of the following executive officers and directors are citizens of the United
States. The business address for each of the executive officers and directors is 770 North Water Street, Milwaukee, Wisconsin 53202.


Executive Officers:

Name                             Office

J.B. Wigdale                     Chairman of the Board and Chief
                                 Executive Officer

D.J. Kuester                     President

G.H. Gunnlaugsson                Executive Vice President and
                                 Chief Financial Officer

Thomas M. Bolger                 Senior Vice President

J.L. Delgadillo                  Senior Vice President

M.A. Hatfield                    Senior Vice President and
                                 Secretary

D.R. Jones                       Senior Vice President

P.R. Justiliano                  Senior Vice President and
                                 Corporate Controller

D.W. Layden, Jr.                 Senior Vice President

Thomas J. O'Neill                Senior Vice President

G.D. Strelow                     Senior Vice President



Directors:

Name and Occupation

Richard A. Abdoo
Chairman and Chief Executive
Officer,
Wisconsin Electric Power
Company;
Chairman, President and Chief
Executive Officer, Wisconsin
Energy Corp.

Oscar C. Boldt
Chairman, The Boldt Group, Inc.

J.P. Bolduc
Chairman and Chief Executive
Officer,
JPB Enterprises, Inc.

Wendel F. Bueche
Chairman and Chief Executive
Officer,
IMC Global Inc.

Jon F. Chait
Executive Vice President and
Chief Financial Officer,
Manpower, Inc.

Glenn A. Francke
Retired Chairman of the Board,
M&I Northern Bank

Gordon H. Gunnlaugsson
Executive Vice President,
Marshall & Ilsley Corporation

Burleigh E. Jacobs
Chairman, Grede Foundries, Inc.

Jack F. Kellner
Retired Chairman, Western
Industries, Inc.

James F. Kress
Chairman, Green Bay Packaging,
Inc.

Dennis J. Kuester
President, Marshall & Ilsley
Corporation;
President, M&I Marshall &
Ilsley Bank;
Chairman and Chief Executive
Officer,
M&I Data Services

Edward L. Meyer, Jr.
President, Anamax Corporation

Don R. O'Hare
Chairman, Sunstrand Corporation

San W. Orr, Jr.
Attorney, Woodson Estate

Peter M. Platten, III
Retired Vice Chairman, Marshall
& Ilsley Corporation

J.A. Puelicher
Former Chairman,
Marshall & Ilsley Corporation

Stuart W. Tisdale
Retired Chairman and Chief
Executive Officer,
WICOR, Inc.

J.B. Wigdale
Chairman and Chief Executive
Officer,
Marshall & Ilsley Corporation;
Chairman and Chief Executive
Officer,
M&I Marshall & Ilsley Bank

James O. Wright
Chairman, Badger Meter, Inc.

Gus A. Zuehlke
Retired Chairman, Valley
Bancorporation